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United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Melissa Kindelan
Christine Dietz
Folake Ayoola
Jan Woo

Re:	Solaredge Holdings Limited Draft Registration Statement on Form F-1
Confidentially submitted on August 12, 2021
CIK No. 0001867752

Ladies and Gentlemen:

On behalf of Solaredge Holdings Limited (the “Company” and, together with its subsidiaries, the “Group”), we are hereby confidentially submitting an amended version of the Draft Registration Statement (“Amendment No. 2”). The Company previously submitted an Amended Draft Registration Statement on Form F-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on August 12, 2021 (the “Amended Draft Registration Statement”). Amendment No. 2 has been revised to reflect the Company’s responses to the comment letter to the Amended Draft Registration Statement received on August 27, 2021 from the staff of the Commission (the “Staff”).

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Page references in the text of this response letter correspond to the page numbers in Amendment No. 2. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in Amendment No. 2.

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820). A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers, European lawyers or managers authorised by the SRA. We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.

September 3, 2021 Page 2

Summary Consolidated Financial and Other Operating Data

Non-IFRS Measures, page 11

1.	We note your revised disclosures in response to prior comment 7. Please revise here to present Net margin with greater prominence of Adjusted EBITDA margin disclosed. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP C&DIs.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 11 of the Amended Draft Registration Statement by adding a table with Net Margin data in response to the Staff’s comment.

2.	When disclosing Core Business Adjusted EBITDA for Moscow and the Moscow region throughout the filing, please revise to also disclose Core Business Adjusted EBITDA for other regions.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 12, 71, 72, 73 and elsewhere of the Amended Draft Registration Statement in response to the Staff’s comment.

Consolidated Financial Statements

Note 5. Segment Information, page F-22

3.	Please describe in greater detail and quantify the revenue and costs that are split by business unit included in the “monthly written reports” discussed in your response to prior comment 15, and tell us how that information is used by the CODM. If different from the information contained in the “monthly written reports,” please describe in further detail and quantify the revenue and certain costs by business unit reviewed by the CODM discussed in your response to prior comment 16.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff of the following:

•	Overall, the monthly written reports (discussed in the Company’s response to the Staff’s prior comment 15) that the CODM receives contain revenues, costs and operating metrics. Specifically, with respect to revenues and costs:

o	Revenues: revenue information is available (i) for each business unit (Primary Real Estate, Secondary Real Estate, Commercial Real Estate, Mortgage Marketplace, Valuation and Analytics, C2C Rental and End-to-End Offerings), (ii) as a split of Core Business operating segment revenue on geographic basis for each of the Moscow, the Moscow region, St. Petersburg and the Leningrad region (combined) and other regions and (iii) following the acquisition of the N1 Group in February 2021, revenues for the N1 Group currently appear separately in the monthly written reports. The process of the N1 Group integration is ongoing and the Company plans to fully integrate the N1 Group revenues into its current structure without having a separate section for the N1 Group in the monthly written reports. The N1 Group will be integrated in the Group’s 2022 budget.

September 3, 2021 Page 3

The revenue split is presented in columns showing the planned figure, actual result for the month-to-date and their difference in value and percentage.

Currently the revenue split by business unit is presented in a way that shows the revenue figure for Secondary Real Estate and Commercial Real Estate combined (presented combined for historical reasons), Primary Real Estate figure, Mortgage Marketplace figure and “other” figure (which combines Valuation and Analytics, C2C Rental and End-to-End Offerings due to their currently low revenue figures). The CODM can request a breakdown for Secondary Real Estate and Commercial Real Estate revenue figures as well as for Valuation and Analytics, C2C Rental and End-to-End Offerings to show those business units on individual basis.

o	Costs: Only employee-related costs directly attributable to a particular business unit, which represent only a fraction of the Group’s total costs (approximately 18% in 2020), are presented in the monthly written reports on a business unit level. For example: a salary for a customer service specialists working only on the Primary Real Estate will be accounted for in the monthly written report under the employee costs pertaining to the Primary Real Estate business unit. The major part of the costs in the monthly written reports is reported as unallocated group overheads (for example: centralized marketing costs, human resources and administrative costs).

Similar to the revenue figures, the cost split is presented in columns showing the planned figure, actual result for the month-to-date and their difference in value and percentage.

The Company highlights that (as listed in our response to the Staff’s prior comment 15), the finance team, led by the CFO, prepares for the CODM “quarterly reports” with profitability measures for each of the operating segments within the Adjacent Services Segment and for the Core Business Operating Segment (including costs, revenue and certain operating measures per operating segment).

•	Through these monthly written reports, on a consolidated basis, the CODM monitors the costs and profitability metrics for the Group as a whole (also by checking the results for the comparable months in the prior year). To assess financial performance of operating segments, the CODM uses quarterly reports with profitability measures prepared by the finance team. The CODM and the CFO can have follow-ups with the heads of the operating segments (including the Core Business Operating Segment Co-Managers) with questions regarding the metrics presented in the monthly and quarterly written reports.

•	The Company respectfully confirms to the Staff that the revenue and the specific costs by business unit reviewed by the CODM (along with all other costs at the Group level and EBITDA at the Group level) are all contained in the “monthly written reports” (namely revenue data per business unit and certain directly attributable personnel costs split by business unit). There is no other revenue or cost information by business unit obtained by the CODM. For the avoidance of doubt, all costs are split by operational segments in the quarterly reports, that are reviewed by the CODM for the purpose of making operational decisions.

September 3, 2021 Page 4

As mentioned in our response to the prior comment 15 and set out above, no profitability information per individual business units within the Core Business operating segment is available. As such, the CODM can neither receive nor track any such information for business units within the Core Business operating segment.

4.	We note your description of the budget process in your response to prior comment 15. Please address the following:

•	describe in greater detail the revenue and cost information reflected in the budgets at the business unit level and the supporting information for the budget calculations that are provided to the CODM;

•	describe the process by which the annual budget is re-assessed on a quarterly basis if there are deviations in revenue above a certain threshold, the CODM’s involvement, what the revenue threshold is, and how it was determined. Please also describe how often changes have been made to the budget due to exceeding the revenue threshold and for “significant changes” as described in your response; and

•	explain the circumstances under which changes in the budget to reflect revised allocations to the products are made, the process for making such changes, and the CODM’s involvement. Provide examples to support your explanation.

Response: Below, the Company respectfully provides detailed information in responses to the individual bullet points in the Staff’s comment 4.

First Bullet: describe in greater detail the revenue and cost information reflected in the budgets at the business unit level and the supporting information for the budget calculations that are provided to the CODM.

The CODM reviews the budget on the operating segment-level.

The revenue information reflected in the budgets includes revenue figures per business unit (Primary Real Estate, Secondary Real Estate, Commercial Real Estate, Mortgage Marketplace, Valuation and Analytics, C2C Rental and End-to-End Offerings) as well as the Group. The budget also includes total revenue split on geographic basis for each of the Moscow and the Moscow region, St. Petersburg and the Leningrad region as well as the Group’s other regions. The N1 Group will be integrated in the Group’s 2022 budget, as part of our existing operating segments.

The cost information on the business unit level reflected in the budgets includes employee-related costs that are directly attributable to a particular business unit and, further, certain marketing and other operating costs that also may be directly attributable to the business unit; however, a large portion of costs in the Core Business operating segment (such as marketing as well as administrative and IT cost) is not split between the business units and is presented as a whole.

September 3, 2021 Page 5

The supporting information for the budget calculations that is provided to the CODM includes financial and non-financial information. Typically, a budget package (including a presentation and supporting Excel files for key budgetary figures) is prepared by the CFO, together with the heads of the operating segments (including the Core Business Operating Segment Co-Managers), and sent to the CODM. The CODM reviews by business units key operating metrics, revenue and certain costs, which as mentioned above, are directly attributable to the business units. The CODM primarily focuses on segment and group-level measures.

Second Bullet: describe the process by which the annual budget is re-assessed on a quarterly basis if there are deviations in revenue above a certain threshold, the CODM’s involvement, what the revenue threshold is, and how it was determined. Please also describe how often changes have been made to the budget due to exceeding the revenue threshold and for “significant changes” as described in your response.

The annual budget is re-assessed in two general scenarios:

(i) On a quarterly basis and only for the revenue of business units within the Core Business operating segment (Primary Real Estate, Secondary Real Estate and Commercial Real Estate). It is reviewed by the CFO (subject to the CODM’s final signoff) on a quarterly basis primarily to align the targets for operational KPIs and revenue for Core Business segment. If the revenue (based on the actual results and as forecasted) is expected to deviate by over 10% from the budget (higher or lower), the revenue budget can be re-assessed. The Company advises the Staff that, in the last three to four years no such budget re-assessment took place.

(ii) On ad-hoc basis in case of any generally unexpected large force majeure events, which may impact the operations (such as wars and pandemics). In this case, all revenues and costs can be re-assessed. The Group typically evaluates the potential decrease of revenue (conservative case) and then tries to adjust costs as much as possible to balance the expected revenues and develop relevant liquidity management plans.

For example, in 2020, in light of the COVID-19 pandemic, related government lock-downs and other severe measures to mitigate the impact of COVID-19, the Group temporarily offered its listing services free of charge across all cities and regions, reduced discretionary spending and paused hiring for non-critical roles. This dramatic decrease in monetization caused the Company to reevaluate the costs and the budget for 2020.

September 3, 2021 Page 6

Third Bullet: explain the circumstances under which changes in the budget to reflect revised allocations to the products are made, the process for making such changes, and the CODM’s involvement. Provide examples to support your explanation.

Certain resources can be re-allocated between the products within the budget; however, this will not trigger the revision of the budget.

The IT and product development resources can be re-allocated if more resources are necessary for one or the other product (primarily within the Core Business operating segment). Typically heads of the operating segments (including the Core Business Operating Segment Co-Managers) can preliminarily agree the re-allocation between themselves, subject to the final confirmation from the CODM.

Marketing expenses can also be re-allocated between the products and the general group-wide marketing. Typically, the Chief Marking Officer, together with heads of the operating segments (including the Core Business Operating Segment Co-Managers), can prepare the proposal for the re-allocation; however, any material re-allocations are subject to the CODM’s confirmation. The CODM can confirm such re-allocation as part of the weekly management meetings (as mentioned in our response to the Staff’s prior comment 15).

5.	We note your response to prior comment 17. Please expand on your analysis of how the operating segments aggregated within Adjacent Services have similar economic characteristics. As part of your response, provide us with:

•	the financial information for each of your operating segments that you considered in concluding said operating segments have similar economic characteristics, and your analysis of such information. In this regard, your response refers to the aggregated operating segments as having “comparable profit/(loss) margins;” and

•	additional details and your analysis for each of the operating segments supporting the assertion in your response that “[t]hey also involve similar economic risks and hence are likely to have similar implications for the prospects for future net cash inflows to the entity or net cash outflows.”

Response: The Company performed an analysis on whether it can aggregate operating segments representing Adjacent Services into one operating (reportable) segment based on the requirements of IFRS 8.12 having considered (i) whether the aggregation is consistent with the core principles of the standard, (ii) whether the segments have similar economic characteristics and (iii) whether they are similar in various other prescribed respects.

The Company respectfully notes that IFRS 8 does not define the term “similar” or provide guidance on the time horizon of historical and expected future periods to be evaluated, thus applying IFRS 8.12 criteria to aggregation of operating segments representing “start-up” activities requires judgment. When determining whether the operating segments have similar economic characteristics, the Company considered the profitability measures of the operating segments, as well as the competitive, operating and financial risks related to each segment.

Below, the Company respectfully provides detailed information in responses to the individual bullet points in the Staff’s comment 5.

First Bullet: As part of your response, provide us with the financial information for each of your operating segments that you considered in concluding said operating segments have similar economic characteristics, and your analysis of such information. In this regard, your response refers to the aggregated operating segments as having “comparable profit/(loss) margins”

September 3, 2021 Page 7

Since all operating segments comprising the Adjacent Services reportable segment are of a “start-up” nature, all of them are incurring mostly expenses related to their further development, marketing and roll-out in the reporting periods, while related revenue is relatively negligible in the overall group context.

Financial information for each of the operating segments aggregated into the Adjacent Services reportable segment is as follows (in millions of Russian Rubles)(1):

	Mortgage Marketplace		Valuation and Analytics		C2C Rental		Adjacent Services (total)
	2020	2019	2020	2019	2020	2019	2020	2019
Revenue	110	34	39	18	1	0.4	150	52
Adjusted EBITDA (negative)	(254)	(153)	(119)	(81)	(126)	(65)	(499)	(299)
Adjusted EBITDA Margin (negative)	(231)%	(450)%	(305%)	(450)%	(12,600)%	(16,250)%	(333)%	(575)%

(1)	This table does not include “End-to-End Offerings” reportable segment as it was added in 2021.

Accordingly, given their “start-up” nature, all segments aggregated into the Adjacent Services reportable segment have negative profitability margins. In the context of the segment revenues being insignificant and the ratio of revenue and expenses, the Company does not believe any of the margins below (100%) (negative) indicate dissimilarity in economic characteristics and reflect the “start-up” nature of services as opposed to its established service offerings. Additionally, the key decisions on allocation of resources and whether to develop or cease the initiative are made by the CODM primarily on the basis of future perspectives and potential market size rather than profitability, as all of the segments are loss-making and Adjusted EBITDA margin is not indicative of future performance at this stage. In addition, the CODM uses total Adjusted EBITDA of all Adjacent Services to understand, whether the Group can afford these investments with the current level of resources and profitability of its Core Business.

Second Bullet: As part of your response, provide us with additional details and your analysis for each of the operating segments supporting the assertion in your response that “[t]hey also involve similar economic risks and hence are likely to have similar implications for the prospects for future net cash inflows to the entity or net cash outflows.”

Due to the nature of the Group’s business, all its new service offerings which form part of Adjacent Services reportable segment have similar competitive, operating and financial risks, including declines or disruptions in the Russian real estate market and general economic conditions in Russia, competition with existing and new industry players in the classifieds market, risks related to growth and regional expansion, reliance on performance and brand marketing channels for traffic to the platforms, rapid technological and other market changes, cybersecurity breaches, changes in online search and meta-search algorithms, system failures.

Accordingly, the Company believes that the aggregation of the operating segments into the Adjacent Services reportable segment is consistent with the core principles of IFRS 8 as the aggregated operating segments are economically similar, meeting all applicable aggregation criteria specified in IFRS 8.12. In addition, given the small size of each individual operating segment forming Adjacent Services, the Company believes that disaggregated information related to those segments would not significantly add to an investor’s understanding of the Group’s business and would give too much prominence to clearly immaterial information, which would likely detract any potential investors from an understanding of the material drivers of the Group’s business.

September 3, 2021 Page 8

6.	Your response to prior comment 17 indicates that each of the aggregation criteria in paragraphs 12(a) through (e) of IFRS 8 are satisfied for the operating segments aggregated within Adjacent Services. However, it is unclear how your analysis considered what appears to be differences between these operating segments based on disclosure in your filing (e.g., pages 104 and 105) and information provided in your responses to our comments. For example, you state in your response to comment 15 that your Mortgage Marketplace operating segment “earns commissions, on a pay per lead model, charged to banks and financial institutions for users applying for mortgages through our platform,” whereas your Valuation and Analytics operating segment “earns fees derived from the customers for providing access to the Group’s proprietary real estate market research, data analytics and market intelligence services.” Please provide an expanded analysis of how each of the operating segments aggregated within Adjacent Services are similar in the nature of products and services, nature of the production process, and type or class of customer for their products and services and specifically address the differences between these operating segments described above. In your analysis, describe the criteria in paragraphs 12(a) through (c) of IFRS 8 as they apply to each of your operating segments within Adjacent Services, and compare and contrast each operating segment with the others.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff of the following:

IFRS 8.12(a) The nature of products and services: The Group operates an online real estate classifieds platform in Russia. The platform connects professional and private users visiting the Group’s platform to high-quality real estate listings of all types aiming to help users address multiple pain points throughout a real estate transaction. The Group strives for its platform to encompass all stages of such journey, expanding through different business models, from finding the right property and the right buyer or renter, to financing the purchase and ensuring transaction certainty.

While the products and services that the Group provides within its Adjacent Services reportable segment may have different pricing models and may have been designed and introduced to solve different challenges throughout a real estate transaction life cycle (as described in the Amended Draft Registration), they all are delivered leveraging the same core IT platform of the Group and aim to facilitate more efficient real estate transactions for their participants via various ancillary services that are not inherent to a classifieds platform business – through either mortgage intermediary services (Mortgage Marketplace), information analytical and property valuation services (Valuation and Analytics) or services to facilitate real estate rentals (C2C Rental) – and therefore are considered of a similar nature. Moreover, all services within the Adjacent Services reportable segment are tied to certain actions of the users of the Group’s core IT platform, such as signing of the mortgage agreement by the user of the platform, sale of the valuation report or subscription to the user of the platform, completion of the rental deal by the user of the platform. Thus, all these services use the same transaction-based or service model, unlike the Core Business reportable segment, which uses advertising cost-per-time or cost-per-lead model.

September 3, 2021 Page 9

IFRS 8.12(b) The nature of the production processes: The production processes for services in each of the Group’s operating segments aggregated into the Adjacent Services reportable segment leverage the same core IT platform and systems of the Group. It is also supported by the same development personnel. The production process (for services in each of the Group’s operating segments aggregated into the Adjacent Services reportable segment) includes web- and application-development which is supported by backend networks to deliver the services to customers. Given the rapid pace of technological changes in the Group’s industry, the development of new adjacent services requires the use of cutting-edge technology, such as, for example, an increasing use of mobile devices by all participants in the real estate market. Therefore, the Company believes that the nature of its production process within Adjacent Services is similar.

IFRS 8.12(c) The type or class of customer for their products and services: The Group provides a platform for its customers to reach millions of end-users through the Group’s internet-based services. All of the consumers of the services the Group provides within the Adjacent Services reportable segment are parties to real estate transactions, but represent a category of customers which is not typically monetized within the classic online real estate classifieds or advertising model (such as the Group’s Core Business segment). For example, this category includes banks and private users. While the Group’s adjacent services aim to address specific areas in real estate transactions, its users can also benefit from a broad scope of adjacent services that the Group offers. The Group’s services in Adjacent Services reportable segment are primarily used by participants of the real estate market which are united by their interest in reaching the platform users and are therefore viewed by the Company as similar across all segments comprising the Adjacent Services reportable segment.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +44 20 7710 3098 or e-mail at j.david.stewart@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ J. David Stewart
J. David Stewart
of LATHAM & WATKINS LLP

cc:	(via email)
Maxim Melnikov, Solaredge Holdings Limited
Mikhail Lukianov, Solaredge Holdings Limited
Varvara Kiseleva, Solaredge Holdings Limited